Exhibit 1.01 to Form SD

Church & Dwight Co., Inc.

Conflict Minerals Report for the Reporting Period from January 1, 2025 to December 31, 2025

This Conflict Minerals Report (this “Report”) of Church & Dwight Co., Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products and any of the minerals specified in the Rule are necessary to the functionality or production of such products. The specified minerals, which the Company collectively refers to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite and certain of their derivatives. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain Conflict Minerals are necessary to the functionality or production of products that the Company contracts to manufacture.

This Report contains forward-looking statements that are made based on known events and circumstances at the time of this Report. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and other factors, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the U.S. federal securities laws.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are, or have historically been, necessary to the functionality or production of the product; and (ii) that were contracted to be manufactured by the Company during calendar year 2025.

These products, which are referred to in this Report collectively as the “Covered Products,” were identified by the Company’s internal global operations team, with input from the relevant component material vendors and contract manufacturers (collectively, “Suppliers”). The Covered Products identified are the following:

•	Battery-operated toothbrushes

•	Pregnancy test kits

•	Ovulation test kits

•	Vibrators

•	Water flossers

•	Flawless® products (production and sales ceased in March 2025)

Approximately 6.9% of the Company’s consolidated net sales in 2025 were derived from the sale of Covered Products.

The Company’s RCOI and Due Diligence Process

The Company has in good faith conducted a reasonable country of origin inquiry regarding the Conflict Minerals. This country of origin inquiry was designed to determine whether any of the Conflict Minerals used in the Covered Products may have originated in the Covered Countries and/or whether any of such Conflict Minerals may be from recycled or scrap sources. The Company determined that certain of the Conflict Minerals used in the Covered Products may have originated in the Covered Countries. Accordingly, the Company also performed due diligence on the source and chain of custody of such Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The Company’s due diligence process is led by the Company’s Law Department with input from representatives of the Company’s global operations, who provide subject matter expertise and manage the relationships with the Suppliers of the Covered Products.

The Company has adopted a Conflict Minerals Policy supplementing its previously existing policies regarding social responsibility. A copy of the Company’s Conflict Minerals Policy is publicly available at: https://churchdwight.com/responsibility/conflict-minerals-policy.aspx.

In addition, the Company has taken steps across its entire supply chain to support conflict free sourcing of Conflict Minerals. For example, the Company’s form purchasing terms and conditions include a representation and warranty that the products supplied do not contain any Conflict Minerals sourced from any of the Covered Countries and a requirement that the Company be alerted should such representation change. The Company remains committed to ensuring that it is not sourcing Conflict Minerals that fund armed groups in the Covered Countries, and it expects all its suppliers to respect internationally recognized human rights, comply with all applicable laws and conduct their business ethically and responsibly. Any supplier found to be in violation is subject to corrective action potentially including termination of its business relationship with the Company.

As a “downstream company” in the metals supply chain, the Company is many tiers removed from smelters and refiners that process the metals found in its final products, and there may be many intervening third parties between the original sources of Conflict Minerals and the Company. The Company does not manufacture any of the Covered Products it sells, nor does it purchase Conflict Minerals directly from mines, smelters or refiners, so it must therefore rely on its immediate suppliers, with which it has business relationships, to provide information regarding the sourcing, including country of origin, of necessary Conflict Minerals in its products.

Accordingly, after having identified the relevant products, the Company, consistent with the OECD Guidance, requested that the Suppliers provide certifications (“Certifications”) confirming in writing that, either (i) the products did not contain Conflict Minerals or, (ii) if present in the product, such Conflict Minerals either (a) came from recycled or scrap sources, or (b) did not originate in the Covered Countries. The Company in turn, relied on its contract manufacturers to solicit responses from its sub-tier suppliers.

The Certifications received were reviewed for completeness and consistency of answers, and the Suppliers were required to provide corrections and clarifications where needed. For those Suppliers that provided incomplete information, or if further information was needed from a Supplier (for example, if the information received appeared incorrect), the Company requested further information/detail from such Suppliers. For those Suppliers that did not respond to the initial inquiry, the Company sent follow-up inquires to solicit their responses. In addition, the Company supplemented the responses received with information derived from alternate sources, including, but not limited to, e-mail communications and publicly available disclosures.

Of the sixteen (16) Suppliers from which Certifications were requested, twelve (12) responded that either the products supplied did not contain Conflict Minerals or the Conflict Minerals did not originate in one of the Covered Countries. Four (4) Suppliers, all related to our Flawless products, did not respond to our inquiry or to our follow up inquiries.

Our Due Diligence Process

The Company expects to continue to engage with its Suppliers to obtain current, accurate and complete information about their supply chain, including with respect to sub-tier suppliers, and to evaluate the Company’s due diligence measures to identify more efficient and effective means to obtain current, accurate and complete information about its supply chain. The Company will continue to refine its internal system as necessary to maintain and retrieve data from Suppliers regarding the products they supply. Further, the Company continues to review its contracts with its Suppliers to ensure they contain a representation that the products supplied do not contain any Conflict Minerals sourced from any of the Covered Countries (and a covenant that the Company be alerted should such representation change). The Company intends to follow up with Suppliers that have not responded to its inquiries in a timely manner (with more frequent inquiries and reminders to such Suppliers of their contractual obligations to respond timely to such inquirers) and consider further action under its policy. With respect to the Suppliers related to our Flawless product, we terminated production of that product in March 2025.